Exhibit 6.13

EMPLOYMENT AGREEMENT

This Employment Agreement (“Employment Agreement”) is dated as of July [ ], 2008 by and between CrossCart, Inc., a Delaware corporation (including its predecessor company, the “Company”) and Daniel R. Lee (“Executive”).

WHEREAS, Executive desires to be employed by the Company and the Company desires to employ Executive, in each case on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and promises in this Employment Agreement, the parties agree as follows:

1.          Employment. The Company shall employ Executive and Executive shall be employed by the Company upon the terms and conditions set forth in this Employment Agreement. Executive hereby represents and warrants that neither Executive’s entry into this Employment Agreement nor Executive’s performance of Executive’s obligations hereunder will conflict with or result in a breach of the terms, conditions or provisions of any other agreement or obligation of any nature to which Executive is a party or by which Executive is bound, including, without limitation, any development agreement, non-competition agreement or confidentiality agreement previously entered into by Executive.

2.          Term of Employment. The term of Executive’s employment under this Employment Agreement shall commence on July [__], 2008 (the “Start Date”) and shall continue until the second (2nd) anniversary of the Start Date (the “Initial Employment Term”) unless the Company earlier terminates this Agreement in accordance with Section 11 hereof. The Initial Employment Term and any Renewal Employment Term (as defined herein) shall be renewed and extended on the same terms and conditions contained herein for consecutive one-year periods (each, a “Renewal Employment Term”), unless not later than ninety (90) days prior to the end of the Initial Employment Term or any Renewal Employment Term, as the case may be, either party shall give written notice to the other party of his or its election to terminate this Employment Agreement. The Initial Employment Term and any Renewal Employment Terms are hereinafter referred to as the “Employment Term.”

3.          Position and Responsibilities; Commitment; Location. Executive shall be employed as the Chief Executive Officer of the Company. Executive shall report to, and be subject to the direction of, the Board of Directors of the Company (the “Board”). Executive shall perform and discharge such duties and responsibilities for the Company as are customarily associated with such position, and such other duties and responsibilities that are commensurate with the position of a chief executive officer of a company similarly situated to the Company that are assigned to Executive from time to time by the Board. During the Employment Term, Executive shall devote Executive’s full business time, attention, skill and efforts to the faithful performance of Executive’s duties as set forth herein. Executive shall perform his duties set forth herein primarily at the Company’s executive offices in San Antonio, Texas or at such other location as may be mutually agreed upon by Executive and the Board.

In accordance with the terms of the Voting Agreement among the Company and holders of the Company’s capital stock, dated as of June 9, 2008, Executive shall be elected to a seat on the Board and shall serve on the Board so long as Executive is employed as Chief Executive Officer of the Company.

4.	Compensation.

(a)          During the Employment Term, the Company shall pay to Executive a base salary at a rate of one hundred seventy-five thousand dollars ($175,000) per annum (the “Base Salary”), which shall be subject to increase by the Board (or the compensation committee thereof) in its sole discretion. The Base Salary shall be payable at the Company’s regular employee payroll intervals, but in any event in equal installments paid no less frequently than twice per calendar month.

(b)          Executive shall be entitled to such annual performance bonus, if any, as the Company’s Board of Directors, in its sole discretion, may award to him.

(c)          All compensation, in whatever form, payable to Executive hereunder is stated in gross amount and shall be subject to deductions for all applicable withholding taxes, FICA contributions and other deductions required by applicable law.

(d)          Executive shall be entitled to reimbursement for reasonable business expenses incurred in connection with the performance of Executive’s duties on behalf of the Company to the extent consistent with the Company’s policies in effect from time to time, provided that Executive shall submit such documentation of such expenses as the Company may reasonably require.

(e)          Executive shall be entitled to twenty (20) vacation days and six (6) sick days per year.

5.	Option or Restricted Stock Grant.

(a)          Subject to the terms and conditions of the stock option or grant agreement (the “Grant Agreement”) under which the options or restricted stock referred to herein shall be issued, the Company shall grant to Executive (i) a non-statutory stock option to purchase that number of shares of common stock or (ii) that number of shares of restricted stock, which, when granted, will equal three percent (3%) of the outstanding shares of common stock in the Company (the “Grant Shares”), calculated on a fully-diluted basis, including all shares reserved for issuance (but not issued) under the Company’s stock option plan or stock option agreements, or under the terms of any preferred stock or convertible debt issued by the Company (such calculation methodology referred to herein as a “fully-diluted basis”). The determination as to whether the grant is in the form of a non-statutory stock option or restricted stock shall reside in the sole discretion of the Company. The exercise or issue price for each Grant Share shall be as set forth in the Grant Agreement, and each exercise or issuance shall be conditioned upon Executive’s execution of a voting agreement, an investors’ rights agreement and a right of first refusal and co-sale agreement, or such similar agreements as are executed by the Company and its other stockholders, in a form reasonably determined by the Company. Executive shall receive registration rights equivalent to those of the Company’s other stockholders. The Grant Shares shall vest as set forth in the Grant Agreement over four (4) years as follows: (i) one-eighth of the Grant Shares covered by the option (or one-eighth of the shares of restricted stock, if applicable) shall vest on the six (6) month anniversary of the Start Date and (ii) the remaining portion of the option to purchase Grant Shares (or shares of restricted stock, as applicable) shall vest on each monthly anniversary thereafter in forty-two (42) equal installments, subject to acceleration of vesting upon a “Change of Control” as defined in the Grant Agreement.

(b)          The term of any option granted under this Section 5 shall be a period of ten (10) years from the Start Date, unless earlier terminated in accordance with the Grant Agreement or the terms of this Employment Agreement (the “Grant Period”). The termination of the Grant Period shall result in the termination and cancellation of any then-unexercised option granted hereunder (regardless of whether such option was vested and/or exercisable at such time). In no event shall any option granted hereunder be exercisable at any time after the expiration of the Grant Period.

(c)          Executive’s Grant Shares shall represent three percent (3.0%) of the outstanding capital stock of the Company calculated on a fully-diluted basis through (but not beyond) an additional $3,000,000 of equity or convertible debt financing obtained by the Company in addition to any funds received pursuant to the Series C Preferred Stock Purchase Agreement, dated as of June 9, 2008, and entered into by the Company prior to the date of this Agreement (the “Series C Financing”). Therefore, if after the Start Date, the Company consummates in one or more transactions or series of related transactions a private equity capital, convertible debt, or similar financing (up to $3,000,000 and excluding the Series C Financing), and upon the consummation of such financing the Grant Shares, together with any Additional Stock Options and Additional Restricted Shares (as hereinafter defined) previously awarded to Executive pursuant to this paragraph (c), represent less than 3.0% of the Company’s outstanding capital stock on a fully-diluted basis, the Company shall grant to Executive additional stock options (the “Additional Stock Options”) or additional restricted stock (the “Additional Restricted Stock”), the choice of which shall be at the Company’s discretion, such that the Grant Shares, so that the Additional Stock Options and the Additional Restricted Stock of the Executive collectively represent not less than 3.0% of the Company’s outstanding capital stock on a fully-diluted basis; provided that Executive shall no longer be entitled to receive Additional Stock Options or Additional Restricted Stock once the Company has received a total of $3,000,000 in connection with private equity capital, convertible debt, or similar financings that occur subsequent to the Company’s Series C Preferred Stock financing. Executive shall be entitled to receive additional Additional Stock Options or Additional Restricted Stock in connection with each private equity capital, convertible debt, or similar financing of the Company (up to $3,000,000 and in addition to the Series C Financing) on the terms set forth in this paragraph (c). Notwithstanding the foregoing, in no event shall any purchase by Executive pursuant to paragraph (d) below be deemed to be part of any private equity capital, convertible debt, or similar financing for which Executive may receive Additional Stock Options or Additional Restricted Stock. For the avoidance of doubt and by way of example, if the Company receives $4,000,000 in a private equity capital financing subsequent to the Series C Financing, Executive would be entitled to Additional Stock Options or Additional Restricted Stock with respect to $3,000,000 of such financing. All Additional Stock Options and Additional Restricted Stock will be subject to, and have the terms set forth in the Grant Agreement.

(d)          Executive shall be permitted, at his discretion, to purchase up to $100,000 of Series C Preferred Stock of the Company in a single transaction within 3 months of Executive’s Start Date at a purchase price of $0.48 per share, subject to Executive’s execution of a voting agreement, an investors’ rights agreement and a right of first refusal and co-sale agreement, or such similar agreements as are entered into by the Company and its other stockholders, in a form reasonably determined by the Company.

6.          Benefit Plans. While Executive is employed by the Company, Executive shall be entitled to participate in all qualified retirement and welfare benefit plans or programs made available by the Company to its employees generally. Executive’s eligibility for and participation in such plans or programs shall be determined in accordance with the eligibility and participation requirements of the applicable plans and programs then in effect. The Executive’s participation in any nonqualified bonus and performance programs shall be limited to those programs included in this Employment Agreement. The Company does not promise the adoption or continuation of any particular plan or program during the period when Executive is employed by the Company. Except as otherwise specifically provided herein, nothing in this Employment Agreement shall preclude the Company from amending or terminating any of the qualified plans or programs applicable generally to employees of the Company. If the Company does not have health, life, dental and disability insurance plans in place for its employees at the commencement of the Initial Employment Term, the Company shall reimburse Executive for the cost of obtaining health, life and dental insurance coverage for Executive and his family and disability insurance insuring Executive’s employment, provided such coverage is, in each case, commensurate to Executive’s coverage immediately prior to the date hereof. To the best of Executive’s knowledge, Executive and his family are insurable at reasonable rates.

7.          Conditions to Effectiveness. As a condition to the effectiveness of this Employment Agreement, Executive and the Company shall have entered into the Confidentiality and Inventions Agreement attached hereto as Exhibit A.

8.	Restrictive Covenants.

(a)          Executive acknowledges that: (i) the Company is and will be engaged in its business during the Employment Term throughout the world; (ii) Executive will occupy a position of trust and confidence with the Company after the date of this Employment Agreement and during the Employment Term and Executive is and will become familiar with the Company’s trade secrets and with other proprietary and confidential information concerning the Company and the Company’s business; (iii) the agreements and covenants contained in this Section 8 are essential to protect the Company and the goodwill of its business and are a condition precedent to the Company entering into this Employment Agreement; and (iv) Executive’s employment with the Company has special, unique and extraordinary value to the Company and the Company would be irreparably damaged if Executive were to provide services to any person or entity in violation of the provisions of this Employment Agreement.

(b)          Executive shall not, during the Restricted Period (as defined below), anywhere in the world (the “Restricted Territory”), directly or indirectly (whether as an owner, partner, shareholder, agent, officer, director, independent contractor, consultant, or otherwise) own, operate, manage, control, invest in, perform services for, or engage or participate in any manner in, or render services to (alone or in association with any person or entity), or otherwise assist any person or entity that engages in or owns, invests in, operates, manages or controls, any venture or enterprise that engages or proposes to engage in (i) the business of developing, marketing, promoting, distributing or selling products involving the transplantation of animal tissue into humans; or (ii) any other specific type of business conducted by the Company or any of its subsidiaries that Executive materially participates in on behalf of the Company during the Employment Term. Notwithstanding the foregoing, Executive may invest in the stock of any competing corporation listed on a national securities exchange or traded in the over-the-counter market; provided, that Executive is not involved in the business of said corporation, and provided further that Executive and Executive’s associates (as such term is defined in Regulation 14(A) promulgated under the Exchange Act), collectively, do not own more than an aggregate of five percent (5%) of the stock of such corporation.

(c)          Executive shall not, during the Restricted Period, directly or indirectly (whether as an owner, partner, shareholder, agent, officer, director, independent contractor, consultant, or otherwise), with or through any individual or entity: (i) solicit for employment any individual who is, or was at any time during the one year period immediately prior to the termination of Executive’s employment with the Company for any reason, an employee of the Company, or otherwise seek to adversely influence or alter such individuals’ relationship with the Company; or (ii) solicit or encourage any individual or entity that is, or was during the one-year period immediately prior to the termination of Executive’s employment with the Company for any reason, a customer, vendor or other partner of the Company, to terminate or otherwise alter his, her or its relationship with the Company.

(d)          During the Restricted Period (as defined below), Executive shall not make or cause or assist any other person to make, any statement or other communication which impugns or attacks, or is otherwise critical of, the reputation, intellectual property, technology, personnel, business or character of the Company or any of its shareholders.

(e)          The term “Restricted Period” means the period from the date of this Employment Agreement to and including the date that is the second anniversary of the Employee’s last day of employment with the Company; provided that the Restricted Period shall be extended at the request of the Board after the consummation of a “Deemed Liquidation Event” (as defined in the certificate of incorporation of the Company) to and including the date that is the fifth anniversary of the Employee’s last day of employment with the Company. The Restricted Period shall also be extended for a period equal to any time period that Executive is in violation of this Section 8.

(f)          Scope/Severability. The parties acknowledge that the business of the Company is and will be international in scope and thus the covenants in this Section 8 would be particularly ineffective if the covenants were to be limited to a particular geographic area of the world. If any court of competent jurisdiction at any time deems the Restricted Period unreasonably lengthy, or the Restricted Territory unreasonably extensive, or any of the covenants set forth in this Section 8 not fully enforceable, the other provisions of Section 8, and this Employment Agreement in general, shall nevertheless remain in effect to the full extent consistent with applicable law, and it is the intention and desire of the parties that the court treat any provisions of this Employment Agreement which are not fully enforceable as having been modified to the extent deemed necessary by the court to render them reasonable and enforceable and that the court enforce them to such extent.

(g)          Forfeiture of Grant Shares. If, in the reasonable and good faith judgment of the Company, the Executive violates the terms of this Section 8 during the Restricted Period, (1) Executive shall forfeit all vested options and restricted stock and (2) the Company shall have a right to repurchase all Grant Shares issued or to be issued to Executive upon exercise of any vested option or otherwise pursuant to this Agreement for a purchase price equal to the exercise price or issue price paid by Executive for such Grant Shares. During the term of this Employment Agreement and for the duration of the Restricted Period, Grant Shares to be issued to Executive upon his exercise of vested options or otherwise pursuant to this Agreement shall either, in the sole discretion of the Company, (i) be held by the Company pending the expiration of the Restricted Period, or (ii) contain a legend providing that such shares shall be immediately forfeited upon Executive’s violation of this Section 8.

9.          Return of Company Materials upon Termination. Executive acknowledges that all records, documents and other material containing Confidential Information (as defined in the Confidentiality and Inventions Agreement) prepared by Executive or coming into Executive’s possession by virtue of Executive’s employment by the Company are and shall remain the property of the Company. Upon termination of Executive’s employment with the Company, Executive shall immediately return to the Company all such items in Executive’s possession and all copies of such items, as well as any other property of the Company. Notwithstanding the foregoing, Executive may retain copies of those employment and compensation records (i) Executive is entitled to retain under applicable law or (ii) that are necessary for tax preparation purposes.

10.         Equitable Remedies. Executive acknowledges and agrees that the agreements and covenants set forth in Sections 8 and 9 are reasonable and necessary for the protection of the Company’s business interests, that irreparable injury may result to the Company if Executive breaches any of the terms of said covenants, and that in the event of Executive’s actual or threatened breach of any such covenants, the Company may have no adequate remedy at law. Executive accordingly agrees that, in the event of any actual or threatened breach by Executive of any of said covenants, the Company shall be entitled to seek immediate injunctive and other equitable relief, without the necessity of showing actual monetary damages. Nothing in this Section 10 shall be construed as prohibiting the Company from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of any damages that it is able to prove.

11.	Termination.

(a)          The Company may terminate the Employment Term upon the occurrence of any of the following events (each such event being “Cause”):

(i)          Executive’s willful misconduct in connection with the performance of, or deliberate neglect of or refusal to perform Executive’s duties in accordance with Section 3 of this Employment Agreement, and such misconduct, neglect or refusal by its nature is incapable of being cured, or such misconduct, neglect or refusal is capable of cure but remains uncured for more than thirty (30) days following receipt by Executive of written notice specifying the nature of the misconduct, neglect or refusal and demanding the cure thereof; or

(ii)         the reasonable and good faith determination by the Board that Executive has committed an act constituting a felony or any other act involving dishonesty, disloyalty or fraud; or

(iii)        Executive breaches any of his obligations under Sections 8 and 9 of this Employment Agreement or the Confidentiality and Inventions Agreement; or

(iv)        Executive materially breaches this Employment Agreement, or fails in any material respect to satisfy the conditions and requirements of his employment with the Company, and such breach or failure by its nature is incapable of being cured, or such breach or failure is capable of cure but remains uncured for more than thirty (30) days following receipt by Executive of written notice specifying the nature of the breach or failure and demanding the cure thereof.

(b)          If the Employment Term is terminated by the Company for Cause pursuant to Section 11(a) then: (i) the Company shall have no further obligation hereunder with respect to Executive, except payment of Executive’s Base Salary under Section 4(a) and benefits under Section 6, in each case, accrued through the date of termination, and with respect to any stock in the Company then owned by Executive; (ii) any unvested portion of any option or restricted stock award granted pursuant to the terms hereof shall be forfeited; and (iii) any vested portion of any option granted pursuant to the terms hereof shall expire and shall no longer be exercisable as of the date of termination.

(c)          The Employment Term shall terminate upon the death of, or upon written notice from the Company to Executive upon the Disability (as defined below) of, Executive. The “Disability” of Executive shall be deemed to have occurred whenever Executive has suffered physical or mental illness, injury, or infirmity that entitles Executive to payment of insured long-term disability benefits under any insured plan, policy or arrangement maintained by the Company, but in no event prior to the elimination period under any such plan, policy, or arrangement. Executive’s salary prior to any termination on account of the Disability of Executive shall be reduced by any benefits Executive receives from disability insurance provided by the Company or pursuant to a plan providing disability benefits maintained by the Company. Except as specifically set forth in this Section 11(c), if the Employment Term is terminated pursuant to this Section 11(c), then: (i) the Company shall have no further obligation hereunder with respect to Executive, except (A) payment of Executive’s Base Salary under Section 4(a) and benefits under Section 6, in each case, accrued through the date of termination, and (B) payments due Executive under any insured plans, policies or arrangements providing long-term disability benefits maintained by the Company; (ii) any unvested portion of any options or restricted stock award granted pursuant to the terms hereof shall be forfeited; and (iii) any vested portion of any options granted pursuant to the terms hereof shall expire and shall no longer be exercisable as of the twelve-month anniversary of the date of termination or the ten-year anniversary of the date of grant.

(d)          The Company may elect to terminate Executive’s employment hereunder without Cause at any time; provided that if it does so elect, then: (i) if the termination occurs more than 90 days after the Start Date, the Company shall continue to pay Executive’s Base Salary in effect at the time of such termination and provide the benefits to Executive in accordance with Section 11(f) for a period of nine (9) months following the effective date of termination (the “Severance Period”); (ii) any unvested portion of any options granted pursuant to the terms hereof shall be forfeited; (iii) any vested but unexercised portion of any options granted pursuant to the terms hereof shall expire and shall no longer be exercisable as of the date that is the three-month anniversary of the date of termination; and (iv) the Company shall have no further obligation hereunder with respect to Executive. In order to receive the severance benefits described in this Section 11(d), Executive shall be required to sign a mutually acceptable release agreement. A termination upon expiration of the Employment Term in accordance with the terms of this Employment Agreement shall in no event constitute a termination without Cause pursuant to this Section 11(d).

(e)          Executive may terminate Executive’s employment with the Company upon thirty (30) days’ prior written notice, in which event: (1) the Company shall have no further obligation hereunder or otherwise with respect to Executive, except payment of Executive’s Base Salary under Section 4(a) and benefits under Section 6, in each case, accrued through the date of termination; (ii) any unvested portion of any options granted pursuant to the terms hereof shall be forfeited; and (iii) any vested but unexercised portion of any options or restricted stock granted pursuant to the terms hereof shall expire and shall no longer be exercisable as of the thirtieth day after the date of termination.

(f)          During the period in which severance is paid pursuant to Section 11(d), the Company shall continue to provide group health insurance coverage for the benefit of Executive and Executive’s eligible dependents to the extent to which they were entitled to such coverage immediately prior to the date of termination, subject to changes in coverage as shall apply to the Company’s employees generally.

(g)          Termination of the Employment Term in accordance with this Section 11, or expiration of the Employment Term, shall not affect the provisions of this Employment Agreement that survive such termination, including, without limitation, the provisions in Sections 8 and 9 and shall not limit either party’s ability to pursue remedies at law or equity.

12.         Effect of Prior Agreements. This Employment Agreement, the Grant Agreement and the Confidentiality and Inventions Agreement contain the entire understanding between the Company and Executive relating to the subject matter hereof and supersede any prior employment agreement between Executive and the Company or other agreement relating to the subject matter hereof between the Company and Executive.

13.         Additional Agreements. Executive shall execute, at the Company’s request, a voting agreement, an investors’ rights agreement and a right of first refusal and co-sale agreement, or any such similar agreement as then required by the Company of each of its stockholders, in a form reasonably determined by the Company in connection with any grant or issuance to Executive of any equity of the Company contemplated herein, including any option or underlying common stock, restricted stock, and preferred stock of the Company.

14.         Modification and Waiver. This Employment Agreement may not be modified or amended except by an instrument in writing signed by the parties. No term or condition of this Employment Agreement shall be deemed to have been waived, except by written instrument of the party charged with such waiver. No such written waiver shall be deemed to be a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific terms or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

15.         Severability. If, for any reason, any provision of this Employment Agreement is held invalid, such invalidity shall not affect any other provision of this Employment Agreement, and each provision shall, to the full extent consistent with law, continue in full force and effect. If any provision of this Employment Agreement is held invalid in part, such invalidity shall in no way affect the rest of such provision, and the rest of such provision, together with all other provisions of this Employment Agreement, shall, to the full extent consistent with applicable law, continue in full force and effect.

16.         Notices. Any notice, consent, waiver and other communications required or permitted pursuant to the provisions of this Employment Agreement must be in writing and shall be deemed to have been properly given (a) when delivered by hand; (b) when sent by telecopier (with acknowledgment of complete transmission), provided that a copy is mailed by U.S. certified mail, return receipt requested; (c) three (3) days after sent by certified mail, return receipt requested; or (d) one (l) day after deposit with a nationally recognized overnight delivery service, in each case to the appropriate addresses and telecopier numbers set forth below:

If to the Company:

CrossCart, Inc.

c/o Lurie Investments, Inc.

440 West Ontario Street

Chicago, IL 60610

Attn: William T. White III

If to Executive:

22527 Lynridge Drive

San Antonio, Texas 78258

Each party shall be entitled to specify a different address for the receipt of subsequent notices by giving written notice thereof to the other party in accordance with this Section 16.

17.         Headings. The headings and other captions in this Employment Agreement are included solely for convenience of reference and shall not control the meaning and interpretation of any provision of this Employment Agreement.

18.         Governing Law. This Employment Agreement shall be governed by the laws of the State of Texas without regard for the conflicts of law principles thereof.

19.         Binding Effect. This Employment Agreement shall be binding upon and inure to the benefit of Executive, the Company, and their respective successors and permitted assigns. The Company shall be entitled to assign its rights and duties under this Employment Agreement, provided that the Company shall require any successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company to expressly assume and agree to perform the obligations of the Company under this Employment Agreement.

20.         No Strict Construction. The language used in this Employment Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any person. Executive hereby acknowledges that he has been provided the opportunity to seek and receive independent advice from counsel of his own selection in connection with this Employment Agreement and has not relied to any extent on any officer, director, or stockholder of, or counsel to, the Company in deciding to enter into this Employment Agreement.

21.         Counterparts: Facsimile Signatures. This Employment Agreement may be executed in any number of counterparts, each of which shall constitute an original, and all of which together shall constitute one and the same instrument. This Employment Agreement may be executed and delivered by facsimile and, if executed and delivered in such manner, shall be binding as though an executed original had been delivered.

[Remainder of page intentionally blank; signature page follows]

IN WITNESS WHEREOF, the Company has caused this Employment Agreement to be executed by its duly authorized officer and Executive has signed this Employment Agreement, as of the date first above written.

CROSSCART, INC.

By:
Name:
Title:

EXECUTIVE

Daniel R. Lee

EXHIBIT A

EMPLOYEE CONFIDENTIALITY AND INVENTIONS AGREEMENT

See attached.

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